Exhibit 21

SCHEDULE OF SUBSIDIARIES OF REGISTRANT

	Percent Owned	Jurisdiction of Incorporation/ Organization
1. Security Bank of Bibb County (1)	100%	Georgia
2. Security Bank of Houston County	100%	Georgia
3. Security Bank of Jones County	100%	Georgia
4. Security Bank of North Metro	100%	Georgia
5. Security Bank of North Fulton	100%	Georgia
6. Security Bank of Gwinnett County	100%	Georgia
7. Security Bank Corporation Statutory Trust I	100%	Connecticut
8. Security Bank Corporation Statutory Trust II	100%	Delaware
9. Rivoli BanCorp Capital Trust I	100%	Delaware

(1)	Fairfield Financial Services, Inc. is a wholly owned subsidiary of Security Bank of Bibb County.